# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: InspireMD, Inc., CIK 0001433607
CUSIP: 45779A846
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 6303 Waterford District Drive, Suite 215, Miami, Florida (FL), 33126
Date of event which requires filing of this statement: 06/26/2025
Amends the filing with accession number 0001493152-23-021668
Filed by CIK 0001517387
Persons authorized to receive notices and communications: Craig Shore, 4 Menorat Hamaor St., Tel Aviv, Israel (L3), 6744832, (888) 776-6804

## Reporting persons
- Craig Shore (CIK 0001517387): type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); source of funds: other (OO); sole voting power 1,484,505; shared voting power 0; sole dispositive power 1,484,505; shared dispositive power 0; aggregate amount beneficially owned 1,484,505 (3.5% of the class)
  Comment: Consists of (i) 1,066,799 shares of common stock, $0.0001 par value per share (the "Shares") and (ii) options to purchase 417,706 Shares that are currently exercisable or exercisable within 60 days of the reporting date. Based upon 41,720,662 Shares issued and outstanding as of August 4, 2025, which amount was provided reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2025, as filed with the Securities and Exchange Commission on August 4, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: InspireMD, Inc.
Address of issuer's principal executive offices: 6303 Waterford District Drive, Suite 215, Miami, Florida (FL), 33126

## Item 2. Identity and Background
Name of person filing: This statement is filed by Craig Shore.
Residence or business address: The principal business address of the Reporting Person is 4 Menorat Hamaor St., Tel Aviv, Israel 6744832.
Present principal occupation or employment: The Reporting Person is retired.
Criminal convictions in the last five years: The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Reporting Person has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a citizen of Israel and the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Reporting Person owns other Shares and option to purchase Shares that have been granted to the Reporting Person pursuant to the InspireMD, Inc. 2013 Long-Term Incentive Plan and the InspireMD, Inc. 2021 Equity Incentive Plan. The Reporting Person has the sole power to vote and dispose of such Shares.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 3 above is hereby incorporated into this Item 4 by reference.

As of the date hereof, the Reporting Person in his individual capacity does not have any present plans or proposals that relate to, or would result in, any actions or events specified in clauses (a) through (j) of Item 4 to Schedule 13D. The Reporting Person may, at any time and from time to time, (i) review or reconsider his position in the Issuer or change his purpose or formulate plans or proposals with respect thereto or (ii) propose or consider one or more of the actions described in clauses (a) through (j) of Item 4 to Schedule 13D.

From time to time, the Reporting Person may also acquire beneficial ownership of additional Shares or other securities of the Issuer, or dispose of some or all of the Shares beneficially owned by the Reporting Person in the open market or in privately negotiated transactions on such terms and at such times as the Reporting Person may deem advisable.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Schedule 13D (including the footnotes thereto) is incorporated by reference herein.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Schedule 13D (including the footnotes thereto) is incorporated by reference herein.
Transactions in the class effected during the past sixty days: No transactions in the Issuer's Shares were effected during the past 60 days by the Reporting Person except as set forth in Item 3 above.
Other persons with the right to receive dividends or sale proceeds: Except for the Shares listed in row 9 - Sole Dispositive, persons other than the Reporting Person have the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares listed in row 10 - Shared Dispositive Power. The information set forth under Item 3 above and Item 6 of this Schedule 13D is hereby incorporated by reference.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: 06/26/2025

## Signatures
- Craig Shore: /s/ Craig Shore, Craig Shore (10/29/2025)